UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Shinko Seito Kabushiki Kaisha
(Name of Subject Company)

Shinko Sugar Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Shinko Sugar Co., Ltd. on behalf of a holding company to be incorporated
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N / A
(CUSIP Number of Class of Securities (if applicable))

Mutsuo Sunaoka
Director
Shinko Sugar Co., Ltd.
6-8-19, Imafukunishi, Joto-ku
Osaka 536-0004, Japan
(Telephone +81-6-6939-1201)
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N / A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit 1.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on June 7, 2011.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice of Convocation of the 96th Annual Shareholders’ Meeting

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mutsuo Sunaoka
(Signature)

Mutsuo Sunaoka
Director
Shinko Sugar Co., Ltd.
(Name and Title)

June 7, 2011
(Date)